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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                    FIRST FINANCIAL CARIBBEAN CORPORATION
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                (Exact name of issuer as specified in charter)

        1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  (809) 749-7100
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security      Common Stock, $1.00 par value per share
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2. Number of shares outstanding before the change    7,229,630
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3. Number of shares outstanding after the change     8,739,630
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4. Effective date of change   December 11, 1995
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Sale of newly issued shares through registered public offering.
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        Give brief description of transaction  Public offering of 1,510,000
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              newly issued shares of Common Stock underwritten by a group
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              of underwriters managed by Brean Murray, Foster Securities Inc.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change  N/A
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2. Name after change     N/A
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3. Effective date of charter amendment changing name     N/A
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4. Date of shareholder approval of change, if required   N/A
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Date   December 15, 1995                         /s/ Luis Alvarado
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                                                     Luis Alvarado
                                               Executive Vice President and
                                                 Chief Financial Officer